Filed by Majesco
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cover-All Technologies Inc.
SEC File No.: 001-09228
Date: May 14, 2015

Effectiveness of Majesco’s Registration Statement

New York, NY — May 14, 2015 — Majesco, the global provider of insurance software and IT services, today announced that its registration statement for the merger of Cover-All Technologies Inc. (NYSE MKT:COVR)(“Cover-All”), an insurance software company based in Morristown, NJ, with Majesco has been declared effective by the U.S. Securities and Exchange Commission. As a result, the meeting of shareholders of Cover-All to approve the merger is expected to be held on June 22, 2015 and Majesco expects that the merger will be consummated shortly thereafter. In the merger, Cover-All’s stockholders and the holders of its options and restricted stock units, in the aggregate, will, upon the closing of the merger, receive 16.5% of the outstanding shares of common stock of the combined company. The combined entity will retain the “Majesco” brand globally.

About Majesco

Majesco enables insurance business transformation for over 120 global customers by providing technology solutions which include software products, consulting and IT services.

Our customers are carriers from the Property and Casualty, Life, Annuity and Group insurance segments worldwide.   Majesco delivers proven software solutions and IT services in the core insurance areas such as policy administration, billing, claims, distribution and analytics.For more details on Majesco please visit www.majesco.com

About Cover-All

Cover-All provides P/C insurance professionals a robust state-of-the-art, browser-based family of Policy, Business Intelligence, and Claims solutions designed to deliver products to market faster, enhance quality, ensure compliance, and reduce costs. With offices in Morristown, NJ, and Honolulu, HI, Cover-All continues its tradition of developing technology solutions designed to revolutionize the way P/C insurance business is conducted.

Majesco Contact:

Majesco
Ashwin Rodrigues
Director — Global Marketing
Phone: +1-646-731-1078
Email: ashwin.rodrigues@majesco.com

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”) and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Majesco and Cover-All are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco filed relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Majesco that includes a proxy statement of Cover-All that also constitutes a prospectus of Majesco. The definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available. Majesco and Cover-All will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All are also available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco are also available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Attn.: Lori Stanley, 5 Penn Plaza, 14th Floor, New York, NY 10001, or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. INFORMATION

REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION. These documents can be obtained free of charge from the respective sources indicated above.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.